CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Expands its Graduate Degree Program

November 3rd, 2008 CNW Group: CIBT Education Group Inc. (AMEX: MBA; TSX.V: MBA) is pleased to report that it has launched its newly developed 1+1 Master Degree program in Beijing with excellent response.

Each year in China, approximately one million undergraduate students do not meet the rigorous standards of the National Entrance Examination and are faced with a limited number of entries to state owned universities, with the result that many students are unable to enter graduate studies. By targeting this market, CIBT provides students with the opportunity to pursue a western graduate degree by taking one year of their studies in China and one year at an overseas accredited university. This arrangement will minimize their cost of living overseas, and offer them an unparalleled learning experience, which will prepare them for their graduate studies when they commence their learning abroad.

CIBT’s Master Degree Program begins with 6 to 12 months of study at CIBT’s locations in China in conjunction with Beijing University of Technology. The program focuses on economics, business principles, communication skills, and academic English. Students will then attend either London Metropolitan University or Bango University in the United Kingdom for completion of their Masters program in business, management and finance. Based on the successful completion of the program, graduates will receive a Masters degree’s from these respective Universities following 9 to 11 months of study. Annual tuition is approximately US$4,800 for the program in China, and approximately US$15,000 for studying abroad.

CIBT has been offering a joint MBA program in China for the past 12 years and is one of the largest Sino-Foreign MBA program providers in the country. In 2004 and 2007, the MBA program managed by CIBT was ranked Top 10 Most Influential Sino-Foreign MBA Programs in China by the World Executive Weekly Magazine. Most CIBT graduates have received employment in multinationals operating in China such as the ABB Group, Boeing, Microsoft, Motorola, Nortel, and Shell. These graduates, who are working for multinationals in China, earn substantially higher wages and receive better job promotion opportunities as compared to graduates working for state owned enterprises in China.

CIBT has extensive experience in academic areas of business and management at the graduate-studies level, and has expanded its academic reach by working closely with an increasing number of foreign universities. In addition to the two universities in the UK, a number of well-known universities from Australia, Canada and the USA are in discussions with CIBT to implement similar types of programs. In the future, undergraduate and graduate students at CIBT Beijing will be able to choose a university in Europe, North America or Australia to complete their higher education after studying at CIBT.

About CIBT Education Group Inc.:

CIBT is an education management and investment company with a special focus on the global education market. Its subsidiaries, CIBT School of Business & Technology Corp., Tourism Training Institute, Concordia Career College, Modus International Language College and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College, Sprott-Shaw International Language College, possess a combined operating history of over 118 years in China and Canada’s education sectors. CIBT owns and operates a network of 48 business and language colleges with a presence in Canada, China, Vietnam, Jordan and the Philippines. CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses across China and Canada. In 2006, CIBT initiated plans to aggressively expand its business presence across China and to establish schools in other parts of Asia including South Korea, Thailand, Malaysia and India. CIBT also owns Irix Design Group, a leading full service design and advertising company based in Vancouver, Canada. In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net
Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT’s future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.

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